- ----------------
IMPORTANT NOTICE:  THIS FILING IS A CONFIRMING COPY OF A
- ----------------   PREVIOUSLY FILED PAPER COPY



              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549



                         Schedule 13G
                      (Amendment No. 1)*


           Under the Securities Exchange Act of 1934


                 Household International, Inc.
                 -----------------------------
                       (Name of Issuer)


                         Common Stock
                ------------------------------
                (Title of Class of Securities)


                          441815-10-7
                          -----------
                        (CUSIP Number)

Check the following box if a fee is being paid with this
statement (   ).  (A fee is not required only if the filing
person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)












               (Continued on following page(s))

CUSIP NO. 441815-10-7            13G          Page 2 of 5 Pages
- ---------------------            ---          -----------------

 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         THE TCW GROUP, INC.
         (FORMERLY KNOWN AS TCW MANAGEMENT COMPANY)
         95-3703295


 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) (  )
                                                           (b) (  )


 3  SEC USE ONLY



 4  CITIZEN OR PLACE OF ORGANIZATION

    NEVADA


- --------------------------------------------------------------------

  NUMBER OF     5   SOLE VOTING POWER          5,312,654
    SHARES
BENEFICIALLY    6   SHARED VOTING POWER                0
   OWNED BY
    EACH        7   SOLE DISPOSITIVE POWER     5,312,654
  REPORTING
 PERSON WITH    8   SHARED DISPOSITIVE POWER           0

- --------------------------------------------------------------------


 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                               5,312,654


10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*                                            (  )


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                                     5.7%


12  TYPE OF REPORTING PERSON*

                                                      HC

CUSIP NO. 441815-10-7            13G          Page 3 of 5 Pages
- ---------------------            ---          -----------------

Item 1(a) Name of Issuer:

          HOUSEHOLD INTERNATIONAL, INC.

Item 1(b) Address of Issuer's Principal Executive Offices:

          2700 SANDERS ROAD, PROSPECT HEIGHTS, ILL 60070

Item 2(a) Name of Person Filing:

          THE TCW GROUP, INC. (FORMERLY KNOWN AS TCW MANAGEMENT COMPANY)

Item 2(b) Address or Principal Business Office or, if none, residence:

          865 SOUTH FIGUEROA STREET, LOS ANGELES, CA 90017

Item 2(c) Citizenship:  NEVADA


Item 2(d) Title of Class of Securities:  COMMON STOCK


Item 2(e) CUSIP Number:  441815-10-7


Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

          a ( ) Broker or Dealer registered under Section 15 of the Act,
          b ( ) Bank as defined in Section 3(a)(6) of the Act, c ( ) Insurance Company as defined in Section 3(a)(19) of the
                 Act,
          d ( ) Investment Company registered under Section 8 of the Investment Company Act,
          e ( ) Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,
          f ( ) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund;
                 see Section 204.13d-1(b)(1)(ii)(F),
          g (x) Parent Holding Company, in accordance with Section 204.13d-1(b)(ii)(G); (Note: See Item 7)
          h ( )  Group, in accordance with Section
                 204.13d-1(b)(1)(ii)(H).

CUSIP NO. 441815-10-7            13G          Page 4 of 5 Pages
- ---------------------            ---          -----------------

Item 4    Ownership.*

          (a)    Amount beneficially owned:  5,312,654

          (b)    Percent of class:  5.7%

          (c)    Number of shares as to which such person has:

                 (i)    Sole power to vote or to direct the
                        vote:  5,312,654

                 (ii)   Shared power to vote or to direct the
                        vote:  -0-

                 (iii)  Sole power to dispose or to direct the
                        disposition of:  5,312,654

                 (iv) Shared power to dispose or to direct the disposition of: -0-

          *The filing of this Schedule 13G shall not be construed as an admission that the reporting person or any of its affiliates is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Schedule 13G. In addition, the filing of this Schedule 13G shall not be construed as an admission that the reporting person or any of its affiliates is the beneficial owner of any securities covered by this
          Schedule 13G for any other purposes than Section 13(d) of the Securities Exchange Act of 1934.


Item 5    Ownership of Five Percent or Less of a Class.

          Not Applicable.


Item 6    Ownership of More than Five Percent on Behalf of Another
          Person.

          Not Applicable.


Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

          The reporting person is the parent company of Trust Company of the West, a California corporation and a bank as defined in
          Section 3(a)(6) of the Securities Exchange Act of 1934 ("TCW") and TCW Funds Management, Inc., a California corporation and

CUSIP NO. 441815-10-7            13G          Page 5 of 5 Pages
- ---------------------            ---          -----------------

          an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940. TCW is the parent company of TCW Asset Management Company, a California corporation and an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.


Item 8    Identification and Classification of Members of the Group.

          Not Applicable.


Item 9    Notice of Dissolution of Group.

          Not Applicable.


Item 10   Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



                                 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         February 6, 1994
                                ------------------------------------
                                             (Date)


                                      /s/ Mohan V. Phansalkar
                                ------------------------------------
                                          (Signature)

                                Mohan V. Phansalkar, Assistant
                                Vice President-Legal
                                ------------------------------------
                                          (Name/Title)

U:\WP\EMP819\SEC\13G.TCW